EXHIBIT 4.21

GLOBALTEX INDUSTRIES INC.
SUBSCRIPTION AGREEMENT


MARK SMITH
(Name of Subscriber - please print)

Number of Units:  3,125,000

Aggregate Subscription Price:  $625,000
(Number of Units x $0.20 per Unit)
Per:   "Mark Smith"
Signature of Subscriber


5090 Warwick Terrace
Pittsburgh, PA, U.S.A.  15213

(Subscriber's Address)

Date:  December 18, 2002

412-683-8722
(Telephone Number)

msmith@oakwoodlabs.com
(Email Address)

ACCEPTANCE: The Corporation hereby accepts the above subscription and the Corporation represents, warrants and covenants to the Subscriber that the representations and warranties made by the Corporation in this Subscription Agreement are true and correct in all material respects as of this date and that the Subscriber will have the benefit of and be entitled to rely on such representations and warranties.

GLOBALTEX INDUSTRIES INC.

Per:  "Mark Fields"
 Authorized Signatory
Date:   December 18, 2002


INSTRUCTIONS

1. After reviewing the terms and conditions of this Subscription Agreement, complete all portions and sign it, including a copy of the certificate attached as Schedule B.
2. Deliver payment of the subscription price as described under "Subscription".
3. Return the entire Subscription Agreement to:
GLOBALTEX INDUSTRIES INC.
#501 - 535 Thurlow Street
Vancouver, BC  V6E 3L2
Attention:  President
Tel: (604) 682-4678
Fax: (604) 682-4698
4. Retain a copy for your records.

TO: GLOBALTEX INDUSTRIES INC.

AND TO: THE DIRECTORS THEREOF

1. Subscription
The undersigned (the "Subscriber") hereby tenders to Globaltex Industries Inc. (the "Corporation"), a company formed pursuant to an amalgamation under the British Columbia Company Act, this subscription offer which, upon acceptance by the Corporation, will constitute an agreement (the "Subscription Agreement") of the Subscriber to subscribe for, take up, purchase and pay for and, on the part of the Corporation, to issue and sell to the Subscriber, the number of Units of the Corporation (the particulars of the units being described below and referred to herein as the "Units"), set out on the first page of this Subscription Agreement (the "Subscriber's Units") for the aggregate subscription price set out on the first page of this Subscription Agreement (the "Subscription Price") all on the terms and subject to the conditions set forth in this Subscription Agreement.Each Unit will consist of one Common share of the Corporation (a "Share") and one non-transferable Common share purchase warrant (a "Warrant"). Each Warrant will be exercisable by the holder to purchase one additional Share for a period of two years at a price of $0.23 per Share in the first year following the Closing (as defined below) and $0.27 per Share in the second year following the Closing. The Warrants will include provisions customarily included in warrants of TSX Venture Exchange listed issuers, including provisions pursuant to which the exercise price and the number of Shares that can be acquired by the holder on exercise will be adjusted in the event of any reorganization of the Corporations capital.
Where applicable in this Subscription Agreement, references to Units will include the Shares issuable upon exercise of the Warrants.

The Subscriber must complete, date and sign two copies of this Subscription Agreement, and forward both copies to the Corporation at the address specified on the first page of this Subscription Agreement by no later than 5:00 p.m. (Vancouver Time) on December 31, 2002.Concurrent with the delivery of this Subscription Agreement, the Subscriber will deliver to the Corporation's solicitors, Bull, Housser & Tupper, Suite 3000, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 3R3, in Canadian funds, the Subscription Price for the Subscriber's Units in the form of a wire transfer deposit, bank draft or certified cheque. Wire transfer instructions are attached as Schedule A to this Subscription Agreement.

The funds representing the Subscription Price will be held in trust by Bull, Housser & Tupper pending the closing of the purchase and sale of the Subscriber's Units (the "Closing"). In the event this subscription is rejected by the Corporation or accepted only in part, the applicable amount of the Subscription Price will be returned to the Subscriber within 10 business days of the Closing, without interest or deduction, to the Subscriber at the address indicated on the first page of this Subscription Agreement. The Corporation has the right in its sole discretion to accept, reject or reduce any subscription for Units.

2. Closing

The Closing will be completed at the offices of Bull, Housser & Tupper within 10 business days after the Corporation receives the final letter of acceptance from the TSX Venture Exchange in connection with this Subscription Agreement. Upon closing, the Corporation will immediately issue the Subscriber's Units and promptly cause certificates representing the Subscriber's Units to be delivered to the Subscriber at the address indicated on the first page of this Subscription Agreement. The Subscriber acknowledges that participation in the offering is subject to the acceptance of this Subscription Agreement by the Corporation, the cheque, draft or wire trnasfer, as applicable, representing payment of the Subscription Price being honoured upon presentation for payment, acceptance of the proposed offering by the TSX Venture Exchange, and certain other considerations.

3. Expenses
Unless otherwise agreed with the Corporation, the Subscriber shall be responsible for its own expenses incurred in connection with the issue and sale of the Subscriber's Units.

4. Representations and Warranties of the Subscriber
The Subscriber hereby represents and warrants to the Corporation and acknowledges that the Corporation is relying upon such representations and warranties, as follows:
(a) if an individual, the Subscriber is of the age of majority and has the capacity and competence to enter into and be bound by this Subscription Agreement and all other agreements contemplated hereby and this Subscription Agreement constitutes a legal, valid and binding agreement enforceable against the Subscriber;
(b) if the Subscriber is an incorporated entity;
(i) the Subscriber is a valid and subsisting corporation and is in good standing under the laws of the jurisdiction of its incorporation;
(ii) the Subscriber has the corporate capacity and authority to execute and deliver this Subscription Agreement and to observe and perform its obligations hereunder;
(iii) this Subscription Agreement has been duly authorized, executed and delivered by the Subscriber and is a legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms;
(iv) the execution and delivery of this Subscription Agreement by the Subscriber will not result in the violation of, or constitute a default under, or conflict with or cause the acceleration of any obligation of the Subscriber under (a) any contract to which the Subscriber is a party or by which it is bound; (b) any provision of the constating documents of the Subscriber; or (c) any judgment, decree, order or award of any court, government body or arbitrator having jurisdiction over the Subscriber;
(c) the Subscriber is resident in the jurisdiction set out on the first page of this Subscription Agreement and is not a resident in British Columbia;
(d) the Subscriber qualifies as an "accredited investor" within the meaning of and as defined in Multilateral Instrument 45-103 - Capital Raising Exemptions in effect in British Columbia and has signed and returned the certificate set out at Schedule B to this Subscription Agreement;
(e) the Subscriber has not received, nor has it requested, nor does it have any need to receive, from the Corporation any offering memorandum with respect to the Subscriber's purchase of the Subscriber's Units;
(f) the Subscriber's Units are not being purchased by the Subscriber as a result of any warranties or representations with regard to the present or future value of the Subscriber's Units, that any person will resell or repurchase the Subscriber's Units, or that any person will refund the purchase price for the Subscriber's Units;
(g) no consent or approval of any person is required in connection with the execution and delivery of this Subscription Agreement by the Subscriber;
(h) the Subscriber realizes that its purchase of the Subscriber's Units, involves a high degree of risk and will be a speculative investment, and that he, she or it is able, without impairing Subscriber's financial condition, to bear the complete loss of the Subscription Price;
(i) the Subscriber, has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of the investment hereunder in the Units and is able to bear the economic risk of loss of such investment;
(j) the Subscriber is purchasing the Subscriber's Units as principal for investment only and not with a view to resale or distribution;
(k) the Subscriber shall notify the Corporation immediately if it anticipates that any representation or warranty made by the Subscriber herein will cease to be correct or if it becomes aware that any such representation or warranty has ceased to be correct; and
(l) to the extent necessary, the Subscriber has retained, at his, her or its own expense, and relied upon, appropriate professional advice regarding the investment, tax and legal merits and consequences of this Subscription Agreement and ownership of the Units.

5. Reliance Upon Representations and Warranties
The Subscriber acknowledges that the foregoing representations and warranties are made by it with the intent that they may be relied upon by the Corporation and its counsel in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase
Units under relevant securities laws.   The Subscriber further agrees that by
accepting the Subscriber's Units, at the Closing, it shall be representing and warranting that the foregoing representations and warranties are true as at the Closing and will survive the completion of the sale of the Subscriber's Units. The Corporation and its counsel shall be entitled to rely on the representations and warranties of the Subscriber contained herein and the Subscriber shall indemnify and hold harmless the Corporation and its counsel for any losses, claims, costs, expenses, damages or liabilities they may suffer or incur which are caused by or arise from, directly or indirectly, their reliance thereon.

6. Representations, Warranties of the Corporation
By accepting this offer, the Corporation hereby represents and warrants to the Subscriber, and acknowledges that the Subscriber is relying upon such representations and warranties, as follows:
(a) the Corporation is a company formed by an amalgamation and validly existing under the laws of British Columbia, Canada, and is, with respect to the filing of annual reports with the British Columbia Registrar of Companies, in good standing;
(b) the Corporation is a reporting issuer in British Columbia, its Shares are listed and posted for trading on the TSX Venture Exchange, and the Warrants are not listed and posted for trading on the TSX Venture Exchange;
(c) the Corporation has the corporate capacity and authority to execute and deliver this Subscription Agreement and to observe and perform its obligations hereunder;
(d) the Corporation has taken all necessary corporate action to authorize the execution, delivery and performance of this Subscription Agreement, and, upon acceptance by the Corporation and the TSX Venture Exchange, this Subscription Agreement will constitute a legal, valid and binding contract of the Subscriber enforceable against the Corporation in accordance with its terms;
(e) the Shares issued as part of the Subscriber's Units, when issued, sold and delivered in accordance with the terms of this Subscription Agreement for the consideration expressed herein, will be duly and validly issued, fully paid and non-assessable, and will be free and clear of all liens, charges, claims and encumbrances;
(f) no order ceasing trading in the securities of the Corporation nor prohibiting sale of such securities has been issued to and is in effect against the Corporation or its directors, officers or promoters and to the best of the Corporation's knowledge no investigations or proceedings for such purposes are pending or threatened;
(g) to the best of the Corporation's knowledge, there is no action, suit, proceeding, claim, application, complaint or investigation pending or threatened before any court, regulatory body, governmental or non-governmental body against the Corporation and the Corporation is not subject to any judgment order, writ, injunction, decree or award of any governmental authority to which it is subject; and
(h) the Corporation has not made an assignment in bankruptcy nor has a receiver been appointed in respect of the Corporation's assets, and, to the best of the Corporation's knowledge, no proceedings have been commenced against the Corporation or are threatened to be commenced, that could result in the Corporation making an assignment in bankruptcy or a receiver being appointed in respect of the Corporation's assets.

7. Reliance Upon Representations, and Warranties
The Corporation acknowledges that the foregoing representations and warranties are made by it with the intent that they may be relied upon by the Subscriber. The Corporation further agrees that, at the Closing, it shall be representing and warranting that the foregoing representations and warranties are true as at the Closing and will survive the completion of the sale of the Subscriber's Units. The Subscriber shall be entitled to rely on the representations and warranties of the Corporation contained herein and the Corporation shall indemnify and hold harmless the Subscriber and its counsel for any losses, claims, costs, expenses, damages or liabilities they may suffer or incur which are caused by or arise from, directly or indirectly, their reliance thereon.

8. Survival of Representations and Warranties
Notwithstanding the Closing all the representations and warranties of the Corporation and the Subscriber contained in the Subscription Agreement shall survive the Closing.

9. Acknowledgements and Covenants of the Subscriber
The Subscriber hereby acknowledges and agrees that:
(a) this subscription is irrevocable, unconditional and non-transferable;
(b) no prospectus has been filed by the Corporation with any of the securities regulatory authorities of the of Canada or the United States in connection with the issuance of the Subscriber's Units, no securities commission or similar regulatory authority has reviewed or passed on the merits of the Units, and there is no government or other insurance covering the Units;
(c) the Corporation is distributing the Subscriber's Units in reliance on exemptions from the prospectus and registration requirements of the British Columbia Securities Act and the rules promulgated thereunder, together with the prospectus and registration requirements of any other applicable securities legislation and, as a result of the Subscriber acquiring the Units pursuant to such exemptions:
(i) certain protections rights and remedies provided by the British Columbia Securities Act, including statutory rights of rescission or damages, will not be available to the Subscriber;
(ii) the Subscriber may not receive information that might otherwise be required to be provided to the Subscriber under applicable securities laws; and
(iii) the Subscriber is relieved from certain obligations that would otherwise apply under applicable securities laws;
(d) the Subscriber will notify the Corporation immediately of any change in any representation, warranty or other information relating to the Subscriber set forth herein which takes place prior to the Closing;
(e) there will be restrictions on the Subscriber's ability to resell the Units and the Subscriber has been advised to consult its own legal advisers with respect to applicable resale restrictions and that it is solely responsible for complying with such restrictions (and the Corporation is not, in any manner, responsible for ensuring compliance by the Subscriber with such restrictions);
(f) Bull, Housser & Tupper has acted as legal counsel to the Corporation in connection with this Subscription Agreement and has not acted for the Subscriber, and the Subscriber is, in no way, relying on any advice sought from or given by Bull, Housser & Tupper in connection with this Subscription Agreement; and
(g) the Subscriber is responsible for obtaining such legal advice as the Subscriber considers appropriate in connection with the execution, delivery and performance by the Subscriber of this Subscription Agreement and the transactions contemplated hereby.

10. Provisions Respecting U.S. Securities Laws
The Subscriber further warrants, represents, agrees and acknowledges as follows
(a) the Units issuable under this Subscription Agreement have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the applicable securities laws of any state of the United States and therefore may not be offered or sold by the Subscriber, directly or indirectly, in the United States without registration under United States federal and state securities laws except pursuant to an applicable exemption from the registration requirements of the 1933 Act and applicable state securities laws;
(b) either:
(1) the Subscriber:
(A) is not a "U.S. Person," as such term is defined by Rule 902 of Regulation S under the 1933 Act (the definition of which includes, but is not limited to, an individual resident in the United States and an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States);
(B) was outside the United States at the time of execution and delivery of this Subscription Agreement;
(C) acknowledges no offers to sell the Units were made by any person to the Subscriber while the Subscriber was in the United States;
(D) acknowledges that the Units are not being acquired, directly or indirectly, for the account or benefit of a U.S. Person or a person in the United States;
(E) agrees not to engage in hedging transactions with regard to the Units prior to the expiration of the one-year distribution compliance period set forth in Rule 903(b)(3) of Regulation S under the 1933 Act; and
(F) acknowledges and agrees with the Issuer that the Issuer shall refuse to register any transfer of the Units not made in accordance with the provisions of Regulation S, pursuant to registration under the 1933 Act, or pursuant to an available exemption from registration under the 1933 Act; or
(2) the Subscriber:
(A) understands and agrees that the Units are being offered to the Subscriber directly by the Issuer on a private placement basis in the United States pursuant to Rule 506 of Regulation D under the 1933 Act;
(B) is an accredited investor as defined in Rule 501 of Regulation D under the 1933 Act and satisfies one or more of the categories indicated below (please place an "X" on the appropriate lines):
_____ Category 1
An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring the Securities, with total assets in excess of US$5,000,000;
_____ Category 2
A natural person whose individual net worth, or joint net worth with that person's spouse, at the date hereof exceeds US$1,000,000;
_____ Category 3
A natural person who had an individual income in excess of US$200,000 in each of the two most recent years or joint income with that person's spouse in excess of US$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;
_____ Category 4
A trust that (a) has total assets in excess of US$5,000,000, (b) was not formed for the specific purpose of acquiring the Securities and (c) is directed in its purchases of securities by a person who has such knowledge and experience in financial and business matters that he/she is capable of evaluating the merits and risks of an investment in the Units;
_____ Category 5
An investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act;
_____ Category 6
A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the Small Business Investment Act of 1958;
_____ Category 7
A private business development company as defined in Section 202(a)(22) of the Investment Advisors Acts of 1940; or
_____ Category 8
An entity in which all of the equity owners satisfy the requirements of one or more of the foregoing categories.
(C) is acquiring the Units for the Subscriber's own account as a bona fide investment and not with a view to any resale, distribution or other disposition of the Units.

11. Legends
The Subscriber understands and acknowledges that, upon the original issuance thereof, and until such time as the same is no longer required under securities laws applicable to the issuance of the Subscriber's Units and the policies of the TSX Venture Exchange, the certificates representing the Subscriber's Units, and all certificates issued in exchange therefor or in substitution thereof, will bear legends in the form as required under such laws and policies. In particular, and without limiting the foregoing, until such time as the same is no longer required under applicable requirements of the 1933 Act or applicable state securities laws, certificates representing the Subscriber's Units, and all certificates issued in exchange therefor or in substitution thereof, will bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), THESE SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT IF APPLICABLE, (C) INSIDE THE UNITED STATES (i) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF APPLICABLE AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR (ii) PURSUANT TO ANOTHER APPLICABLE EXEMPTION UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS,
AS EVIDENCED BY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM ACCEPTABLE TO THE COMPANY."

12. Further Assurances
The Subscriber covenants and agrees to execute and deliver such further documents and to provide such further assurances as may reasonably be required by the Corporation to give effect to this Subscription Agreement including, without limiting the generality of the foregoing, all documents, assurances undertakings and other information as may be required from time to time under applicable securities laws and all regulatory or governmental bodies or stock exchanges having jurisdiction over the Corporation's affairs.

13. Notices
Unless otherwise provided, any notice required or permitted under this Subscription Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or upon deposit with the postal service, postage prepaid and addressed to the party to be notified at the address indicated for such party on the first page of this Subscription Agreement or at such other address as such party may designate by ten day's written notice to the other party given in the foregoing manner.

14. Amendment
This Subscription Agreement may not be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

15. Entire Agreement
This Subscription Agreement constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements with respect to the subject matter hereof.

16. Time of the Essence
Time will be of the essence of each provision of this Subscription Agreement. In the event the acceptance referred to in Section 2 has not been received from the TSX Venture Exchange within 90 days from the date hereof, notwithstanding the other provisions of this Subscription Agreement, this Subscription Agreement will be deemed to have terminated and will be of no further force and effect, and, if then delivered, the total Subscription Price for the Subscriber's Units will be returned to the Subscriber at the address indicated on the first page of the Subscription Agreement within 10 business days of such termination, without interest or deduction.

17. Governing Law
This Subscription Agreement and the rights and obligations of the parties hereunder will be governed by and construed according to the laws of the Province of British Columbia and the laws of Canada applicable therein.

18. Assignment.
The Subscriber may not assign this Subscription Agreement, or any part of this Subscription Agreement, without the prior written consent of the Corporation. Any purported assignment without such consent is not binding or enforceable against any party.

19. Enurement
This Subscription Agreement enures to the benefit of and binds the parties and their respective heirs, executors, administrators, successors and permitted assigns.

20. Counterparts
This Subscription Agreement may be executed and delivered in counterparts with the same effect as if both parties had signed and delivered the same document and all counterparts will be construed together to constitute one and the same original agreement.

21. Currency
Except as otherwise specifically provided, all references in this Subscription Agreement to amounts of money are expressed in Canadian dollars.

22. Delivery by Fax
Any party may deliver an executed copy of this Subscription Agreement by fax but that party will immediately dispatch by delivery in person to the other parties an originally executed copy of this Subscription Agreement.

23. Severability
If one or more provisions of this Subscription Agreement are held to be unenforceable in whole or in part under applicable law, such provision shall be deemed not to affect or impair the validity of any other provision of this Subscription Agreement and such void or unenforceable provision shall be severable from this Subscription Agreement.


SCHEDULE A
WIRE TRANSFER INSTRUCTIONS

The Subscriber may pay the Subscription Price by a wire transfer to the Corporation's legal counsel, Bull, Housser & Tupper as follows:

Canadian Dollars
Royal Bank of Canada
Main Branch, Transit #10
1025 West Georgia Street
Vancouver, British Columbia
V6E 3R3

Bull Housser & Tupper client account
Account # 111 1350

SCHEDULE B
CERTIFICATE OF ACCREDITED INVESTOR (BRITISH COLUMBIA)
In connection with the purchase of Units of Globaltex Industries Inc. (the "Corporation"), the undersigned Subscriber hereby represents, warrants and certifies to the Corporation that the Subscriber is an accredited investor within the meaning of Multilateral Instrument 45-103 - Capital Raising Exemptions in effect in British Columbia in the category indicated below:
[Mark appropriate box]
 (a) a Canadian financial institution, or an authorized foreign bank listed in
Schedule III of the Bank Act (Canada);
 (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);
 (c) an association under the Cooperative Credit Associations Act (Canada) located in Canada;
 (d) a subsidiary of any person or company referred to in paragraphs (a) to
(c), if the person or company owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;
 (e) a person or company registered under the securities legislation, or under the securities legislation of another jurisdiction of Canada, as an adviser or dealer, other than a limited market dealer registered under the Securities Act (Ontario);
 (f) an individual registered or formerly registered under the securities legislation, or under the securities legislation of another jurisdiction of Canada, as a representative of a person or company referred to in paragraph (e)
 (g) the government or Canada or a province, or any crown corporation or agency of the government of Canada or a province;
 (h) a municipality, public board or commission in Canada;
 (i) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any instrumentality or agency of that government;
 (j) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a provincial pension commission or similar regulatory authority;
 (k) a registered charity under the Income Tax Act (Canada);
 (l) an individual who, either alone or jointly with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000
 (m) an individual whose net income before taxes exceeded $200,000 in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent years and who, in either case, reasonably expects to exceed that net income level in the current year;
 (n) a corporation, limited partnership, limited liability partnership, trust or estate, other than a mutual fund or non-redeemable investment fund, that had net assets of at least $5,000,000 as shown on its most recently prepared financial statements;
 (o) a mutual fund or non-redeemable investment fund that, in the local jurisdiction, distributes its securities only to persons or companies that are accredited investors;
 (p) a mutual fund or non-redeemable investment fund that, in the local jurisdiction, distributes its securities under a prospectus for which the regulator has issued a receipt;
 (q) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) through (e) and paragraph (j) in form and function; or
 (r) a person or company in respect of which all of the owners of interests, direct or indirect, legal or beneficial, are persons or companies that are accredited investors. The Subscriber acknowledges that the Corporation is relying on this Certificate to determine its suitability as a purchaser of Units of the Corporation. The Subscriber agrees that the representations and warranties contained herein shall survive any issuance of the Units.

Certified this 18 day of December, 2002.
Subscriber:  Mark Smith
Signature:  "Mark Smith"
Name and Title of Signatory
(if applicable)

Financial assets means cash and securities.